April 16, 2007

VIA FACSIMILE

Mr. Jeffrey P. Riedler, Assistant Director

Ms. Mary K. Fraser, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simcere Pharmaceutical Group
Registration Statement on Form F-1

Dear Mr. Riedler and Ms. Fraser:

On behalf of Simcere Pharmaceutical Group (the “Company”), we are writing to the Staff of the Securities and Exchange Commission (the “Commission”) to address the Staff’s concerns regarding the preliminary prospectus the Company is using, or will use, in its road shows and the Staff’s belief that the preliminary prospectus the Company circulates should include the additional disclosure the Company made to Amendment No. 2 to the Company’s Registration Statement filed with the Commission on April 13, 2007 (the “Amendment”) in response to the Staff’s comment in its letter to the Company dated on April 11, 2007.

The Company respectfully submits to the Staff that while the Company is of the view that the additional disclosure it made in the Amendment allows the investors to better understand the factors and prevailing operating conditions affecting the Company’s operating results in the first quarter of 2007, it believes that the additional disclosure does not contain material information that is inconsistent with, nor changes materially, the disclosure already contained in the preliminary prospectus dated April 5, 2007 (the “Preliminary Prospectus”). The Company states specifically in the additional disclosure that the general operating conditions prevailing in the three months ended March 31, 2007 were largely consistent with those from 2004 to 2006, which are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” in the Preliminary Prospectus. Accordingly, the Company respectfully submits to the Staff that the additional disclosure made in the Amendment does not materially change the disclosure already contained in the Preliminary Prospectus and that under the circumstances, it would not be necessary for the Company to circulate a revised preliminary prospectus to investors. The Company advices the Staff that it intends to file with the Commission today an issuer free writing prospectus (the “FWP”), which sets forth the additional disclosure in the Amendment and which includes an active hyperlink to the Amendment filed on the Commission’s EDGAR system. A draft of the FWP is attached hereto for your information. The Company wishes to inform the Staff that the underwriters have confirmed to the Company that their sales forces have been instructed to deliver the FWP, as filed with the Commission, to accounts by email pursuant to Rule 433 under the Securities Act of 1933, as amended, to give investors adequate time to consider the additional disclosure prior to confirming sales.

The Company hopes that the foregoing addresses your concerns and wishes to thank you greatly for your kind consideration.

I will call you Monday morning (April 16, 2007, DC time) to follow up with you regarding this matter. You may also reach me on my cell at (852) 9032-1314 or my colleague Shuang Zhao at her cell at (852) 9408-6584.

Very truly your,

/s/ Leiming Chen

Leiming Chen

Attachment

cc:	Mr. Ren Jingsheng, Chief Executive Officer
Mr. Zhigang Zhao, Chief Financial Officer
Simcere Pharmaceutical Group

Shuang Zhao
Simpson Thacher & Bartlett LLP

Alan Seem
Shearman & Sterling LLP

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